SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT
OF 1934
(Amendment No.   )

Mobivity Holdings Corp.
(Name of the Issuer and Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

60743E105
(CUSIP Number of Class of Securities)

Bryce Daniels
President
Mobivity Holdings Corp.
3133 West Frye Road, # 215
Chandler, Arizona 85226
(877) 282-7660
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:
Steven J. Conley
Ryan R. Woessner
Faegre Drinker Biddle and Reath LLP
2200 Wells Fargo Center, 90 South Seventh Street
Minneapolis, Minnesota, 55402
(612) 766-7000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

RULE 13e-3 TRANSACTION STATEMENT INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by Mobivity Holdings Corp. (the “Company”), a Nevada corporation.
The Company proposes to hold a special meeting of its stockholders to consider a 1-for-25,000 reverse stock split of our common stock, par value $0.001 per share (the “Reverse Stock Split”). If the proposal is approved, at the effective time of the Reverse Stock Split, each share of common stock held by a stockholder owning immediately prior to the Reverse Stock Split fewer than 25,000 shares in any one account will be automatically converted into the right to receive $0.29 in cash for each share owned immediately prior to the Reverse Stock Split, without interest (the “Cash Payment”), and such stockholders (“Cashed Out Stockholders”) will no longer be stockholders of the Company. Stockholders owning in any one account 25,000 or more shares immediately prior to the effective time of the Reverse Stock Split (“Continuing Stockholders”) will remain stockholders of the Company and, to the extent any Continuing Stockholder owns a number of pre-split shares that is greater than 25,000 but is not evenly divisible by 25,000, then the fractional shares of such stockholder resulting from the proposed Reverse Stock Split would be cashed out at the Cash Payment.
The primary purpose of the Reverse Stock Split is to enable the Company to maintain the number of its record holders of common stock below 300. The Reverse Stock Split is being undertaken as part of the Company’s plan to terminate the registration of the Company’s common stock under Section 12(g) of the Exchange Act and suspend the Company’s duty to file periodic reports and other information with the SEC under Section 13(a) thereunder.
This Schedule 13E-3 is being filed with the SEC concurrently with the filing of the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.
Item 1. Summary Term Sheet
The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.
Item 2. Subject Company Information
(a) Name and Address. The name of the subject company is Mobivity Holdings Corp., a Nevada corporation. The Company’s principal executive offices are located at 3133 West Frye Road, #215, Chandler, Arizona 85226. The Company’s telephone number is (877) 282-7660.

(b) Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, $0.001 par value per share, of which 27,889,978 shares were outstanding as of July 31, 2025.
(c) Trading Market and Price. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY - Market Price of Common Stock” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY - Dividends” is incorporated herein by reference.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of its Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f) Prior Stock Purchases. The filing person has not purchased any shares of the Company’s common stock within the past two years.

Item 3. Identity and Background of Filing Person

(a) - (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY - The Filing Person” and “INFORMATION ABOUT THE COMPANY - Directors and Executive Officers” is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) Material Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS” is incorporated herein by reference.

(c) Different Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - The Reverse Stock Split”, “- Purpose of and Reasons for the Reverse Stock Split”, “- Fairness of the Reverse Stock Split”, “-Effects of the Reverse Stock Split”,“- Treatment of Beneficial Holders (Stockholders Holding Shares in “Street Name”)”, “- Dissenter’s Rights”, and “- Material United States Federal Income Tax Consequences;” and SPECIAL FACTORS - Effects of the Reverse Stock Split”, “- Fairness of the Reverse Stock Split”, and “- Material United States Federal Income Tax Consequences” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Dissenter’s Rights;” “SPECIAL FACTORS - Dissenter’s Rights”, “QUESTIONS AND ANSWERS ABOUT THE REVERSE STOCK SPLIT AND THE SPECIAL MEETING - Am I entitled to dissenter’s rights in connection with the Reverse Stock Split?”, and “ANNEX A – RIGHTS OF DISSENTING OWNERS” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS - Fairness of the Reverse Stock Split - Procedural Fairness” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. Not Applicable.

(b)	Significant Corporate Events. Not applicable.

(c)	Negotiations or Contacts. Not applicable.

(e)   Agreements Involving the Subject Company’s Securities. Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under “SPECIAL FACTORS - Effective Date” and “- Exchange of Certificates and Payment for Fractional Shares” is incorporated herein by reference.

(c) Plans. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Purpose of and Reasons for the Reverse Stock Split”, “- Effects of the Reverse Stock Split;” “QUESTIONS AND ANSWERS ABOUT THE REVERSE STOCK SPLIT AND THE SPECIAL MEETING – What is the purpose of the Reverse Stock Split?” and “- What will happen if the Proposals are approved by the Company’s Stockholders?” and “SPECIAL FACTORS - Purpose of and Reasons for the Reverse Stock Split”, “- Background of the Reverse Stock Split”, “- Fairness of the Reverse Stock Split”, “- Effects of the Reverse Stock Split”, and “- Source of Funds and Expenses” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Purpose of and Reasons for the Reverse Stock Split;” and “SPECIAL FACTORS - Purpose of and Reasons for the Reverse Stock Split” and “- Background of the Reverse Stock Split” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under “SPECIAL FACTORS - Background of the Reverse Stock Split”, and “- Alternatives to the Reverse Stock Split” is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under SUMMARY TERM SHEET - Purpose of and Reasons for the Reverse Stock Split;” and “SPECIAL FACTORS - Purpose of and Reasons for the Reverse Stock Split”, “- Background of the Reverse Stock Split”, “- Alternatives to the Reverse Stock Split”, and “- Fairness of the Reverse Stock Split” is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - The Reverse Stock Split”, “- Effects of the Reverse Stock Split”, “ - Financing for the Reverse Stock Split”, and “- Material United States Federal Income Tax Consequences;” and “SPECIAL FACTORS - Purpose of and Reasons for the Reverse Stock Split”, “- Fairness of the Reverse Stock Split”,“- Effects of the Reverse Stock Split, “- OTC Pink Market”, and “- Material United States Federal Income Tax Consequences” is incorporated herein by reference.

Item 8. Fairness of the Transaction

(a) Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Special Committee Recommendation of the Reverse Stock Split”, and “- Fairness of the Reverse Stock Split;” and “SPECIAL FACTORS - Background of the Reverse Stock Split”, and “- Fairness of the Reverse Stock Split” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Purpose of and Reasons for the Reverse Stock Split”, “- Special Committee Recommendation of the Reverse Stock Split”, “- Reservation of Rights”, and “- Fairness of the Reverse Stock Split;” and “SPECIAL FACTORS - Purpose of and Reasons for the Reverse Stock Split”, “- Background of the Reverse Stock Split”, “- Alternatives to the Reverse Stock Split”, “- Fairness of the Reverse Stock Split”, and “- Reservation of Rights” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Vote Required for Approval of the Reverse Stock Split and the Adjournment Proposal at the Special Meeting”; “QUESTIONS AND ANSWERS ABOUT THE REVERSE STOCK SPLIT AND SPECIAL MEETING – What vote is required to approve the Proposals?”; and “SPECIAL FACTORS - Fairness of the Reverse Stock Split”, and “- Stockholder Approval” is incorporated herein by reference.

(d) Unaffiliated Representatives. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Fairness of the Reverse Stock Split;” and “SPECIAL FACTORS - Background of the Reverse Stock Split”, and “- Fairness of the Reverse Stock Split”, is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under “SPECIAL FACTORS - Fairness of the Reverse Stock Split - Procedural Fairness” is incorporated herein by reference.

(f) Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Special Committee Recommendation of the Reverse Stock Split” and “- Fairness of the Reverse Stock Split;” and “SPECIAL FACTORS - Background of the Reverse Stock Split”, and “- Fairness of the Reverse Stock Split”, is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c) Availability of Documents. Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Financing for the Reverse Stock Split;” and “SPECIAL FACTORS - Effects of the Reverse Stock Split” and “- Source of Funds and Expenses” is incorporated herein by reference.

(b) Conditions. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Financing for the Reverse Stock Split;” and “SPECIAL FACTORS - Effects of the Reverse Stock Split” and “- Source of Funds and Expenses” is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under “SPECIAL FACTORS - Source of Funds and Expenses” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Proxy Statement under “SPECIAL FACTORS - Source of Funds and Expenses” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY - Security Ownership of Management and Certain Beneficial Owners” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY - Transactions in the Subject Securities” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Effects of the Reverse Stock Split”, “- Potential Conflicts of Interest of Officers, Directors, and Certain Affiliated Persons”, and “- Vote Required for Approval of the Reverse Stock Split and the Adjournment Proposal at the Special Meeting”; “SPECIAL FACTORS - Effects of the Reverse Stock Split”, “- Potential Conflicts of Interest of Officers, Directors, and Certain Affiliated Persons”, and “- Stockholder Approval” is incorporated herein by reference.

(e) Recommendation of Others. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Potential Conflict of Interests of Officers, Directors, and Certain Affiliated Persons”, and “- Vote Required for Approval of the Reverse Stock Split and the Adjournment Proposal at the Special Meeting”; and “SPECIAL FACTORS - Background of the Reverse Stock Split”, and “- Fairness of the Reverse Stock Split” is incorporated herein by reference.

Item 13. Financial Statements

(a) Financial Information.

(1)
The audited financial statements and unaudited interim financial statements are incorporated by reference in the Proxy Statement from the Company’s Annual Report on Form 10-K for the year ended December 31, 2024.

(2)
The unaudited balance sheets, comparative year-to-date statements of comprehensive income and related earnings per share data and statements of cash flows as set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, are incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendation. The information set forth in the Proxy Statement under “MEETING AND VOTING INFORMATION - Solicitation.” is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under “MEETING AND VOTING INFORMATION - Solicitation.” is incorporated herein by reference.

Item 15. Additional Information

(b) Not applicable.

(c) Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16. Exhibits

EXHIBIT INDEX
	Exhibit No.	Document
(a)(i)	99.1	Preliminary Proxy Statement of the Company (incorporated herein by reference to the Proxy Statement filed with the SEC on August 1, 2025).
(a)(ii)	99.2	Form of Proxy Card (incorporated herein by reference to the Proxy Statement filed with the SEC on August 1, 2025).
(a)(iii)	99.3	Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement filed with the SEC on August 1, 2025).
(b)		Not applicable.
(c)		Not applicable.
(d)		Not applicable.
(f)		Included in Exhibit 99.1.
(g)		Not applicable.
107		Filing Fee Table.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MOBIVITY HOLDINGS CORP.
By:	/s/ Bryce Daniels
Bryce Daniels President

Dated: August 1, 2025